1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 27, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class H and Class L shares of the Active International Allocation, Emerging Markets Equity, Focus Growth, Global Franchise, Growth, International Equity, International Real Estate and International Small Cap Portfolios (the “Portfolios”), filed with the Commission on March 1, 2012.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 104 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 27, 2012.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectuses and believes that the sections entitled “Portfolio Summaries—Principal Risks,” “Details of the Portfolios” and “Additional Information About the Portfolios’ Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest.

Comment 3.          Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.          We confirm that the Fund has considered and determined that each Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE NON-US AND GLOBAL PORTFOLIOS PROSPECTUS

Comment 5.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 5.          This line item is not applicable to the Portfolios at this time.

Comment 6.          Consistent with the Staff’s position regarding funds with “Global” or “International” in their name, please confirm that the applicable Portfolios invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.

Response 6.          We confirm that each Portfolio with “Global” or “International” in their name invests a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), such Portfolios intend to invest their assets in investments that are economically tied to a number of countries throughout the world.

Comment 7.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 7.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 8.          The disclosure in the second paragraph of the section of the entitled “Portfolio Summary—Active International Allocation Portfolio—Principal Investment Strategies” states that the equity securities in which the Portfolio may invest include, among others, convertible securities.  If the convertible securities in which the Portfolio may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 8.          The Portfolio may invest in convertible securities rated below investment grade.  However, the Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade. Disclosure regarding the Portfolio’s investment in convertible securities rated below investment grade is included in the Statement of Additional Information under the section entitled “Investment Policies and Strategies—Equity Securities—Convertible Securities.”

Comment 9.          The disclosure in the second paragraph of the section entitled “Portfolio Summary—Active International Allocation Portfolio—Principal Investment Strategies” states that “[t]he Adviser—on an ongoing basis—establishes the proportion or weighting for each region, country, sector and/or industry (e.g., overweight, underweight or neutral) relative to the MSCI EAFE Index and within each region, country, sector and/or industry, will try to broadly replicate, in the aggregate, the performance of a broad local market index by investing in “baskets” of common stocks and other equity securities

(Emphasis added).  Please supplementally explain what is meant by the underlined phrase.

Response 9.          The underlined phrase is meant to clarify the investment strategy of the Portfolio which is to broadly replicate, in the aggregate, the performance of a broad local market index through investment in groups of securities (as opposed to individual stock selection) that are generally representative of the local market index.

Comment 10.        The disclosure in the third paragraph of the section entitled “Portfolio Summary—Active International Allocation Portfolio—Principal Investment Strategies” indicates that derivative instruments will be counted towards the Portfolio’s exposure in the types of securities included in the Portfolio’s investment policies to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to such securities.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of such securities.

Response 10.        We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 11.        The disclosure in section entitled “Portfolio Summary—Active International Allocation Portfolio—Portfolio Managers” states that “[t]he Portfolio is managed by members of the Active International Allocation team” (Emphasis added). Please clarify whether there are any other unnamed portfolio managers on the team.

Response 11.        Item 5(b) requires disclosure of the persons “primarily responsible for the day-to-day management of the Fund’s portfolio.”  The listed portfolio manager is the one that is primarily responsible for the day-to-day management of the Portfolio.

Comment 12.       The disclosure in the fourth paragraph of the section entitled “Portfolio Summary—Emerging Markets Portfolio—Principal Investment Strategies” states that “[t]he Portfolio may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.”  Please confirm supplementally whether derivative instruments used by the Portfolio will be counted toward the Portfolio’s 80% investment policy.

Response 12.        As disclosed in the last paragraph under the section entitled “Details of the Portfolios—Emerging Markets Portfolio—Process,” derivative instruments used by the Portfolio will be counted toward the Portfolio’s 80% investment policy to the extent such derivatives have economic characteristics similar to the securities included within that policy.

Comment 13.       Disclosure in the third paragraph under the section entitled “Details of the Portfolios——Emerging Markets Portfolio—Process” discusses the Portfolio’s three prong test for determining when an issuer is deemed to be located in an emerging market country.  Please explain to the Staff how the first and third prongs of the test necessarily tie an issuer economically to an emerging market country.

Response 13.        In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Portfolio’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the first prong, we believe that trading on a stock exchange in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of that country, such as economic growth, interest rates and rates of inflation.  With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer.  Accordingly, we believe that satisfying either prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.  We have added additional disclosure to clarify that an issuer could be deemed to be from more than one emerging market country under the current three prong test.

Comment 14.       The disclosure in the first paragraph of the section entitled “Additional Information About the Portfolios’ Investment Strategies and Related Risks—Fixed Income Securities” states that “[f]ixed income securities include… high yield securities,…”  Please disclose that high yield securities are commonly known as “junk bonds” and that such securities are considered “high risk.”  In addition, please confirm whether the Portfolios may invest in reverse repurchase agreements.

Response 14.        The disclosure has been revised accordingly.  In addition, we hereby confirm that the Portfolios contained in the Non-U.S. and Global Portfolios’ prospectus do not invest in reverse repurchase agreements.

Comment 15.       Please consider moving the last paragraph under the section entitled “Additional Information About the Portfolios’ Investment Strategies and Related Risks—Foreign Securities” to the section entitled “—Foreign Currency.”

Response 15.        We respectfully acknowledge your comment; however, we believe the current placement of the referenced paragraph is appropriate given that the disclosure discusses the risks associated with an investment in foreign currency forward exchange contracts which certain Portfolios may use in connection with their investments in foreign securities.

Comment 16.       The section entitled “Additional Information About the Portfolios’ Investment Strategies and Related Risks—Derivatives” includes disclosure regarding swaps.  Please confirm supplementally the types of swaps that the Portfolios may invest in and whether the Portfolios may invest in credit default swaps.

Response 16.        Swaps may include total return swaps, interest rate swaps, index swaps, currency swaps and swaptions.  Disclosure related to these investments is included in the Statement of Additional Information under the section entitled “Investment Policies and Strategies—Derivatives—Swaps.”  The Portfolios do not invest in credit default swaps.

Comment 17.       The section entitled “Additional Information About the Portfolios’ Investment Strategies and Related Risks—Derivatives—CFDs” states that a

CFD can be set up to take either a short or long position on the underlying instrument.  Please clarify supplementally whether a position of unlimited risk similar to a short sale exists.  In addition, the disclosure states that the buyer and seller of a CFD are typically both required to post margin, which is adjusted daily.  Please supplementally explain with whom the margin deposits are made (e.g., brokers).  Lastly, please confirm supplementally whether there is any leverage involved with investments in CFDs.

Response 17.        CFDs allow counterparties to obtain synthetic long or short positions in underlying securities and other assets.  While the potential loss on a short CFD contract is unlimited, this risk is identical to the risk a Portfolio bears when directly shorting a stock.  Both a Portfolio and broker are required to deposit margin daily on a mark-to-market basis.  As with its other derivatives transactions, a Portfolio will deposit any required margin with its custodian, and the broker will have access to this margin only in the event of a default by the Portfolio.  The broker will also deposit any required margin with the Portfolio’s custodian.  As with its other derivatives transactions, a Portfolio will segregate assets on a daily basis in an amount equal to the unrealized loss on the CFD, if any.  A Portfolio’s daily segregation or earmarking of assets limits the use of leverage otherwise involved with investments in CFDs.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 18.        Please confirm that the Portfolios’ concentration policy set forth under Investment Restrictions #7 and #8, as applicable, complies with the position of the Commission’s Staff that a concentration policy applies to investments of 25% or more.

Response 18.        Although the Portfolios’ concentration policy set forth under Investment Restrictions #7 and #8, as applicable, refers to investments of more than 25%, the Portfolios will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss